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                              December 18, 2020

       Jagi Gill
       Chief Executive Officer
       Viveon Health Acquisition Corp.
       3953 Holcomb Bridge Road, Suite 200
       Norcross Georgia 30092

                                                        Re: Viveon Health
Acquisition Corp.
                                                            Form S-1
                                                            Filed December 4,
2020
                                                            File No. 333-251112

       Dear Mr. Gill:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-1 filed December 4, 2020

       General

   1. We note your risk factor discussion is greater than fifteen pages. Please revise to provide a section with a series
of concise, bulleted or numbered statements that is no more than two pages summarizing
the principal factors that make an investment in the registrant or offering speculative or
risky. See Item 105(b) of Regulation S-K.




              You may contact Howard Efron at 202-551-3439 or Wilson Lee at 202-551-3468 if you
       have questions regarding comments on the financial statements and related matters. Please
 Jagi Gill
Viveon Health Acquisition Corp.
December 18, 2020
Page 2

contact David Link at 202-551-3356 or Pam Howell at 202-551-3357 with any other questions.



                                                        Sincerely,
FirstName LastNameJagi Gill
                                                        Division of Corporation
Finance
Comapany NameViveon Health Acquisition Corp.
                                                        Office of Real Estate &
Construction
December 18, 2020 Page 2
cc:       Tahra Wright
FirstName LastName